May 23, 2019

John Thatch
Chief Executive Officer
Sharing Services Global Corp.
1700 Coit Road, Suite 100
Plano, Texas 75075

       Re: Sharing Services Global Corp.
           Registration Statement on Form 10
           Filed October 29, 2018
           File No. 000-55997

Dear Mr. Thatch:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining